Mail Stop 4561

      						November 30, 2006


Mr. Michael Pacult
Providence Select Fund, Limited Partnership
c/o White Oak Financial Services, Inc.
5914 N. 300 West
Fremont, Indiana  46737

Re:	Providence Select Fund, Limited Partnership
	Registration Statement on Form S-1
      Filed November 22, 2006
      File No. 333-119635

Dear Mr. Pacult:

      We have conducted a limited review of your filing and have the
following comments.    Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file the exhibit 23.1 consent for Frank L. Sassetti &
Co.,
Certified Public Accountants.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please contact me at 202-551-3852 with any other questions.

      Sincerely,



      Michael McTiernan
      Special Counsel


cc:	Bill Scott, Esq. (via facsimile)
Mr. Michael Pacult
Providence Select Fund, Limited Partnership
November 30, 2006
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